Exhibit 12

ROCK-TENN COMPANY

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	2006	2007	2008	2009	2010
Fixed Charges:
Interest expense	$54.2	$48.7	$82.9	$89.8	$69.4
Amortization of debt issuance costs	1.4	1.1	3.8	6.9	6.1
Interest capitalized during period	0.8	0.8	0.8	0.5	1.3
Portion of rent expense representative of interest	6.6	6.5	7.8	8.3	6.6

FIXED CHARGES	$63.0	$57.1	$95.3	$105.5	$83.4

Earnings:
Pretax income from continuing operations attributable to Rock-Tenn Company shareholders	$38.6	$127.0	$126.1	$313.9	$290.3
Share of distributed income of unconsolidated entities net of equity pick-up	(1.9)	(1.1)	(0.3)	1.1	(0.6)
Fixed charges	63.0	57.1	95.3	105.5	83.4
Interest capitalized during period	(0.8)	(0.8)	(0.8)	(0.5)	(1.3)
Amortization of interest capitalized	0.7	0.7	0.6	0.6	0.7

Earnings	$99.6	$182.9	$220.9	$420.6	$372.5

Ratio of Earnings to Fixed Charges	1.58	3.20	2.32	3.99	4.47